June 16, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561
Attention: Terence O’Brien
                  Branch Chief

Re:	Polypore International, Inc.
Form 10-K for the fiscal year ended January 3, 2009
      filed March 12, 2009
Definitive Proxy Statement on Schedule 14A
      filed April 8, 2009
Form 10-Q for the quarter ended April 4, 2009
      filed May 7, 2009
File No. 1-32266
Ladies and Gentlemen:
     Polypore International, Inc. (the “Company” or “we”) hereby submits this response to the comments received from the Staff of the Securities and Exchange Commission (the “Commission”) with regard to our Annual Report on Form 10-K for the fiscal year ended January 3, 2009 and filed with the Commission on March 12, 2009 (the “Form 10-K”), our Definitive Proxy Statement on Schedule 14A filed with the Commission on April 8, 2009 (the “Proxy Statement”) and our Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 and filed with the Commission on May 7, 2009 (the “Form 10-Q”). The Staff’s comments were delivered by letter dated June 8, 2009 addressed to me and signed by Terence O’Brien, Branch Chief (the “Comment Letter”).
     We offer the following responses to the Comment Letter. The numbered paragraphs and headings below correspond to the numbered paragraphs and headings contained in the Comment Letter.
Form 10-K for the fiscal year ended January 3, 2009
Results of Operations, page 33
1.	Multiple factors impacting the results of operations are cited throughout the discussion and analysis. To the extent practicable, revise future filings to quantify the impact of each identified factor when multiple factors are identified as impacting the results of operations. For example, disclosure on page 33 states that lead-acid battery separator sales increased by 19.5% in fiscal 2008 compared with fiscal 2007 due to:
•	The acquisition of Microporous.

•	The positive impact of dollar/euro exchange rate fluctuations.

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June 16, 2009

•	Price increases.
Company Response: The Company agrees to include the requested disclosure in future filings.
Definitive Proxy Statement on Schedule 14A
Annual Incentive Bonuses, page 29
2.	In future filings, to the extent your incentive programs are correlated with the achievement of certain annual individual objectives, corporate, and business unit goals, please disclose these specific items of performance used to determine bonus payments, how your incentive bonuses are specifically structured around such objectives, and whether any discretion can be or has been exercised with respect to meeting such goals and objectives and to whom such discretion is applicable. Please further discuss the level of difficulty in achieving such objectives. In addition to these performance targets, disclose the actual results achieved, and how you evaluated the targets and results to arrive at the award. See Items 402(b)(2)(v)-(vii) of Regulations S-K.
Company Response: The Company agrees to include the requested disclosure in future filings as applicable.
Long-term Equity Compensation, page 30
3.	In future filings, please disclose the annual Adjusted EBITDA targets during the four fiscal year period. Additionally, clearly explain how the compensation committee determined the specific payout for each named executive officer.
Company Response: The Company agrees to include the requested disclosure in future filings.
2008 Grants of Plan Based Awards Table, page 33
4.	Disclose in future filings the threshold and maximum bonus award amounts.
Company Response: The Company agrees to include the requested disclosure in future filings.
2008 Director Compensation Table, page 37
5.	With respect to the stock awards, disclose in future filings the assumptions made in the valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the management’s discussion and analysis. See the Instruction to Item 402(k)(2)(iii) and (iv) and the Instruction to Item 402(k).
Company Response: The Company agrees to include the requested disclosure in future filings.

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June 16, 2009

Form 10-Q for the quarter ended April 4, 2009
19. Financial Statements of Guarantors, page 18
6.	Please identify and quantify for us the specific cash inflows and outflows that comprise the reported operating cash flow amounts for “The Company”. It is unclear how “The Company” can generate positive operating cash flows given the absence of any revenue transactions. Further, please tell us, and disclose in future filings, whether all of the subsidiary guarantors are 100% owned by the parent. Tell us also whether there are any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan. See Article 3-10(i)(8) and (9) of Regulation S-X.
Company Response: Operating cash flow for “The Company” consists of net income of the Company less adjustments for non-cash items such as stock compensation expense. As indicated on the consolidating statement of income for the three months ended April 4, 2009 included in footnote 19 of the Form 10-Q, net income of “The Company” consisted of equity in earnings of subsidiaries and the income tax benefit, offset to some extent by interest expense. Net income of “The Company” equals consolidated net income after elimination of the equity in earnings of subsidiaries.
All of the subsidiary guarantors are 100% owned by the parent, and the Company agrees to revise its disclosure in future filings to indicate that all of the subsidiary guarantors are 100% owned by the parent. There are no significant restrictions on the ability of the parent company or any guarantors to obtain funds from its subsidiaries by dividend or loan.
Management’s Discussion and Analysis, page 19
Liquidity and Capital Resources, page 24
7.	Given the material impact of inventory and receivables variances on operating cash flow, please expand the liquidity section in future filings to quantify and explain changes in the corresponding turnover ratios. Given the ratio of accounts receivable to quarterly sales was 86%, 69%, and 78% at March 2008, January 2009, and April 2009, respectively, please specifically address primary causes such as changes in aging and/or changes in customer repayment terms or major account delinquencies. Given the ratio of inventory to quarterly cost of goods sold was 82%, 75%, and 121% at March 2008, January 2009, and April 2009, respectively, please specifically address any potential risk of inventory impairment. It is unclear whether the April 2009 increases in inventory as a percentage of quarterly cost of goods sold is due to a build-up of customer inventories which could then adversely impact near-term sales. See Section 501.05 of the Financial Reporting Codification.

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June 16, 2009

Company Response: The Company agrees to expand the liquidity section in future filings to provide additional qualitative and quantitative disclosure for accounts receivables and inventory changes.
As disclosed in the Form 10-Q, the decline in accounts receivable was due to lower sales during the quarter. The ratio of accounts receivable to quarterly sales at April 4, 2009 was 78%, which is consistent with the average ratio for the last nine quarters of 80%. The ratio has been relatively consistent over the last nine quarters ranging from 76% to 86%, excluding the two quarters discussed below. For two quarters during the nine quarter period, the ratio fluctuated significantly from the average due to timing of sales within the quarter. At March 31, 2007, the ratio was 96% due to higher sales during the last month of the quarter as compared to the first two months. At January 3, 2009 (the fourth quarter of fiscal 2008), the ratio declined to 69% due to higher sales in the first month of the quarter as compared to the last two months. At April 4, 2009, the Company had not experienced significant changes in its accounts receivable aging or customer payment terms and believes that it has adequately provided for potential bad debts.
The ratio of inventories to cost of goods sold was higher than in prior quarters for the quarter ending April 4, 2009, due to increased inventory levels and significantly lower than normal cost of goods sold in the quarter. Cost of goods sold is based on actual sales, which were adversely impacted in the quarter by macro-economic conditions and customers reducing their inventory levels to manage working capital. The Company increased inventory during the quarter as production exceeded sales. The Company produces inventory to meet expected future customer demand, which is based on a number of factors, including discussions with customers, customer forecasts and industry and economic trends. The Company believes that inventory levels at April 4, 2009 were consistent with expected future demand. The Company’s inventory is generally not subject to obsolescence and does not have a shelf life. The Company does not believe there is a significant risk of inventory impairment at April 4, 2009.
Environmental Matters, page 26
8.	Please tell us, and disclose in future filings, the range of possible loss data required by paragraph 10 of SFAS 5. Also, please expand the disclosure in future filings to provide rollforward data so that readers can fully understand the activity in the environmental loss reserves. This information should be supplemented with sufficient narrative data to enable an understanding of the accuracy of management’s past estimates and how much the estimates have changed in the past. In this regard, we note the materiality of these loss reserves to your liquidity. See Section 501.14 of the Financial Reporting Codification.
Company Response: In accordance with FAS 5 and SOP 96-1, and as disclosed in the Form 10-K and the Form 10-Q, the Company has recorded its best estimate of the liability for environmental obligations. For the environmental obligations at Membrana and Microporous, the Company does not believe that it is reasonably possible that an exposure to loss exists in

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June 16, 2009

excess of the amount accrued. Accordingly, the Company believes that its current disclosures are appropriate and consistent with the guidance provided by paragraph 10 of FAS 5.
Because of the nature of the environmental obligation at Potenza, it is reasonably possible that there is exposure to loss in excess of the amount accrued. The Company cannot estimate the amount of possible liability in excess of the amounts accrued due to a number of factors, including the lack of local regulations, effectiveness of existing remediation technology and the amount of time local authorities may require monitoring procedures. In accordance with paragraph 10 of FAS 5, the Company will disclose in future filings that it is reasonably possible that additional losses may be incurred and that an estimate of such losses cannot be made. Based upon management’s analysis of the facts and circumstances, in consideration of prior cases and supported by discussions with third party advisors, the Company believes that additional costs related to this matter, if any, will not have a material effect on the business or financial condition of the Company.
In addition, the Company agrees to provide quantitative as well as qualitative disclosure for environmental obligations in future filings, as required by Section 501.14 of the Financial Reporting Codification.
Controls and Procedures, page 29
9.	We note the disclosure that Polypore’s disclosure controls are designed to provide a reasonable assurance that information required to be disclosed in reports that its files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in our rules and forms. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
Company Response: The Company agrees to include the requested disclosure in future filings.
     In connection with responding to the above comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
June 16, 2009

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     To expedite your review, we are providing a separate copy of this letter to each of the persons listed below. Please feel free to contact me if you have any questions or comments regarding the foregoing.
Sincerely yours,
/s/ Lynn Amos
Lynn Amos
Chief Financial Officer

cc:	Jenn Do, Staff Accountant, Securities and Exchange Commission
Edward M. Kelly, Senior Counsel, Securities and Exchange Commission
Craig Slivka, Special Counsel, Securities and Exchange Commission
Al Pavot, Staff Accountant, Securities and Exchange Commission
R. Douglas Harmon, Parker Poe Adams & Bernstein LLP